SUPPLEMENT

(To Prospectus Supplement dated June 28, 2005 to prospectus dated December 20, 2004)

$240,836,168

(Approximate)

Prime Mortgage Trust 2005-2

Issuer

Wells Fargo Bank, National Association

Master Servicer

Structured Asset Mortgage Investments II Inc.

Depositor

Prime Mortgage Trust, Mortgage Pass-Through Certificates, Series 2005-2

The sentence under the caption “Optional Termination” on pages S-13 and S-14 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

At its option, the depositor or its designee may purchase from the trust all of the mortgage loans relating to a loan group, together with any properties in respect thereof acquired on behalf of the trust, and thereby effect termination and early retirement of the related certificates, after the scheduled principal balance of the mortgage loans in such loan group and properties acquired in respect thereof, remaining in the trust has been reduced to less than 10% with respect to loan group I and 1% with respect to loan group II of the scheduled principal balance of the mortgage loans in such loan group as of the cut-off date.

The fourth paragraph under the caption “RISK FACTORS — The Yield on the Class I-X, Class I-PO, Class II-X and Class II-XB Certificates Is Sensitive to Prepayments.” on page S-19 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

Additionally, the yield to maturity on the Class II-XB Certificates will be extremely sensitive to defaults on the group II mortgage loans, as once the current principal amounts of the group II non-offered subordinate certificates are reduced to zero, all losses on the group II mortgage loans will be allocated sequentially to reduce the current principal amounts of the Class II-B-3, Class II-B-2 and Class II-B-1 Certificates (in that order) which will cause a corresponding reduction to the notional amount of the Class II-XB Certificates. Any reduction to the notional amount of the Class II-XB Certificates will result in less interest accruing on the Class II-XB Certificates for subsequent interest accrual periods. Investors in the Class II-XB Certificates should fully consider the risk that defaults on the group II mortgage loans, could result in the failure of such investors to fully recover their initial investments. Investors in the Class II-XB Certificates should also consider the risk that if the depositor or its designee purchases the group II mortgage loans from the trust once the scheduled principal balance of the group II mortgage loans is less than 1% of the scheduled principal balance of the group II mortgage loans as of the closing date, and the notional amount of the Class II-XB Certificate has not previously been reduced to zero, the holder of the Class II-XB Certificates will not fully recover their initial investment.

The paragraph under the caption “YIELD ON THE CERTIFICATES — Assumed Final Distribution Date” on pages S-57 and S-58 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

The assumed final distribution date for distributions on the Group I Offered Certificates and Group II Offered Certificates is July 25, 2020 and October 25, 2032, respectively. The assumed final distribution date in each case is the distribution date in the month following the month of the latest scheduled maturity date of any of the related mortgage loans. Since the rate of payment (including prepayments) of principal on the mortgage loans can be expected to exceed the scheduled rate of payments, and could exceed the scheduled rate by a substantial amount, the disposition of the last remaining mortgage loan may be earlier, and could be substantially earlier, than the assumed final distribution date. In addition, the Depositor or its designee may, at its option, repurchase all of the Group I Mortgage Loans from the trust on or after any distribution date on which the aggregate unpaid principal balance of the Group I Mortgage Loans is less than 10% of the Cut-off Date Scheduled Principal Balance of the Group I Mortgage Loans. In addition, the Depositor or its designee may, at its option, repurchase all of the Group II Mortgage Loans from the trust on or after any distribution date on which the aggregate unpaid principal balance of the Group II Mortgage Loans is less than 1% of the Cut-off Date Scheduled Principal Balance of the Group II Mortgage Loans. See “The Pooling and Servicing Agreement—Termination” in this prospectus supplement and “The Agreements—Termination; Retirement of the Securities” in the prospectus.

The third paragraph under the caption “POOLING AND SERVICING AGREEMENT — Termination” on page S-73 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

On any distribution date on which the aggregate Scheduled Principal Balance of the Group II Mortgage Loans is less than 1% of the aggregate Scheduled Principal Balance of the Group II Mortgage Loans as of the Cut-off Date, the Depositor or its designee may repurchase from the trust all Group II Mortgage Loans remaining outstanding and any REO Property remaining in the portion of the trust represented by the Group II Mortgage Loans at a purchase price equal to the sum of (a) the unpaid principal balance of the Group II Mortgage Loans (other than Group II Mortgage Loans related to REO Property), net of the principal portion of any unreimbursed Monthly Advances relating to Group II Mortgage Loans, plus accrued but unpaid interest thereon at the applicable mortgage rate to, but not including, the first day of the month of repurchase, (b) the appraised value of any REO Property relating to the portion of the trust represented by the Group II Mortgage Loans, less the good faith estimate of the Master Servicer of liquidation expenses to be incurred in connection with its disposal thereof (but not more than the unpaid principal balance of the related Group II Mortgage Loans, together with accrued but unpaid interest on that balance at the applicable mortgage rate, but not including the first day of the month of repurchase), (c) unreimbursed out-of-pocket costs of the Master Servicer, including unreimbursed servicing advances and the principal portion of any unreimbursed Monthly Advances, made on the Group II Mortgage Loans prior to the exercise of such repurchase and (d) any unreimbursed costs and expenses of the Trustee and the Securities Administrator relating to the Group II Mortgage Loans and payable in accordance with the terms of the Agreement. Any such repurchase will result in the retirement of the Group II Certificates.

Bear, Stearns & Co. Inc.

The date of this supplement is January 10, 2006